# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GDS Holdings Limited, CIK 0001526125
CUSIP: 36165L108
Title of class of securities: Class A Ordinary Shares, par value $0.00005 per share
Address of issuer's principal executive offices: F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, China (F4), 200137
Date of event which requires filing of this statement: 09/10/2025
Filed by CIK 0001219573
Persons authorized to receive notices and communications: Chan Jen Keet, c/o Singapore, Technologies Telemedia Pte. Ltd., 1 Temasek Avenue #33-01, Millenia Tower, Singapore, Singapore (U0), 039192, (65) 6723 8730

## Reporting persons
- Singapore Technologies Telemedia Pte Ltd (CIK 0001219573): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 445,288,484; sole dispositive power 0; shared dispositive power 445,288,484; aggregate amount beneficially owned 445,288,484 (28.7% of the class)
  Comment: The number of shares beneficially owned (i) includes 16,000,000 Class A ordinary shares, par value $0.00005 per share ("Class A Shares") of GDS Holdings Limited (the "Issuer") issuable upon conversion of the 0.25% Convertible Senior Notes due 2029 and (ii) assumes the completion of the transactions described in Item 5(c) hereto (the "September 2025 Secondary Sales").
  
  Percentages are based on 1,536,506,711 Class A Shares outstanding as of May 31, 2025, comprising 1,607,430,567 Class A Shares outstanding, less 70,923,856 Class A Shares represented by the American Depositary Shares ("ADS") held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer's share incentive plans, as set forth in the proxy statement included in the Issuer's current report on Form 6-K furnished to the Securities and Exchange Commission (the "Commission") on June 4, 2025 (the "2025 Proxy Statement").
  
  43,590,336 Class B ordinary shares ("Class B Shares") were disclosed as outstanding as of May 31, 2025 in the 2025 Proxy Statement. On that basis, and assuming the completion of the September 2025 Secondary Sales, with respect to (i) the election of a simple majority of the Issuer's directors and (ii) any change to the Issuer's articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of September 10, 2025 represented approximately 18.4% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of September 10, 2025 represented approximately 27.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.
- STT Communications Ltd (CIK 0001139158): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC), affiliate funds (AF); sole voting power 0; shared voting power 445,288,484; sole dispositive power 0; shared dispositive power 445,288,484; aggregate amount beneficially owned 445,288,484 (28.7% of the class)
  Comment: The number of shares beneficially owned (i) includes 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029 and (ii) assumes the completion of the September 2025 Secondary Sales.
  
  Percentages are based on 1,536,506,711 Class A Shares outstanding as of May 31, 2025, comprising 1,607,430,567 Class A Shares outstanding, less 70,923,856 Class A Shares represented by ADS held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer's share incentive plans, as set forth in the 2025 Proxy Statement.
  
  43,590,336 Class B Shares were disclosed as outstanding as of May 31, 2025 in the 2025 Proxy Statement. On that basis, and assuming the completion of the September 2025 Secondary Sales, with respect to (i) the election of a simple majority of the Issuer's directors and (ii) any change to the Issuer's articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of September 10, 2025 represented approximately 18.4% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of September 10, 2025 represented approximately 27.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.
- STT Garnet Pte. Ltd. (CIK 0002028855): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 445,288,484; sole dispositive power 0; shared dispositive power 445,288,484; aggregate amount beneficially owned 445,288,484 (28.7% of the class)
  Comment: The number of shares beneficially owned (i) includes 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029 and (ii) assumes the completion of the September 2025 Secondary Sales.
  
  Percentages are based on 1,536,506,711 Class A Shares outstanding as of May 31, 2025, comprising 1,607,430,567 Class A Shares outstanding, less 70,923,856 Class A Shares represented by ADS held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer's share incentive plans, as set forth in the 2025 Proxy Statement.
  
  43,590,336 Class B Shares were disclosed as outstanding as of May 31, 2025 in the 2025 Proxy Statement. On that basis, and assuming the completion of the September 2025 Secondary Sales, with respect to (i) the election of a simple majority of the Issuer's directors and (ii) any change to the Issuer's articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of September 10, 2025 represented approximately 18.4% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of September 10, 2025 represented approximately 27.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.
- Temasek Holdings (Private) Limited (CIK 0001021944): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 445,288,484; sole dispositive power 0; shared dispositive power 445,288,484; aggregate amount beneficially owned 445,288,484 (28.7% of the class)
  Comment: The number of shares beneficially owned (i) includes 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029 and (ii) assumes the completion of the September 2025 Secondary Sales.
  
  Percentages are based on 1,536,506,711 Class A Shares outstanding as of May 31, 2025, comprising 1,607,430,567 Class A Shares outstanding, less 70,923,856 Class A Shares represented by ADS held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer's share incentive plans, as set forth in the 2025 Proxy Statement.
  
  43,590,336 Class B Shares were disclosed as outstanding as of May 31, 2025 in the 2025 Proxy Statement. On that basis, and assuming the completion of the September 2025 Secondary Sales, with respect to (i) the election of a simple majority of the Issuer's directors and (ii) any change to the Issuer's articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of September 10, 2025 represented approximately 18.4% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of September 10, 2025 represented approximately 27.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.00005 per share
Name of issuer: GDS Holdings Limited
Address of issuer's principal executive offices: F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, China (F4), 200137
Comment:
Explanatory Note:

This Amendment No. 16 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Commission on June 5, 2017 and amended on June 19, 2017, October 23, 2017, November 16, 2017, February 1, 2018, June 18, 2018, July 5, 2018, March 19, 2019, December 10, 2019, June 24, 2020, August 4, 2020, October 27, 2020, February 22, 2022, December 12, 2023, May 29, 2024 and February 19, 2025 (the "Statement"). Capitalized terms used but not defined herein have the meanings given to them in the Statement.

## Item 2. Identity and Background
Name of person filing: The current Schedule A to the Statement is hereby amended and restated in its entirety by Schedule A hereto. Schedule A sets forth the information relating to the directors and executive officers of the Reporting Persons required by Item 2(a) to (f) and is incorporated into Item 2 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

STT, through its ownership of STTC and STT Garnet, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 445,288,484 Class A Shares, including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029, or approximately 28.7% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of September 10, 2025.

STTC, through its ownership of STT Garnet, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 445,288,484 Class A Shares, including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029, or approximately 28.7% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of September 10, 2025.

STT Garnet directly owns 445,288,484 Class A Shares (directly or in the form of ADSs), including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029, or approximately 28.7% of the outstanding Class A Shares, and has shared power over the voting and disposition of such Class A Shares, as of September 10, 2025.

Temasek, through its ownership of STT, STTC and STT Garnet, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 445,288,484 Class A Shares, including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029, or approximately 28.7% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of September 10, 2025.

43,590,336 Class B Shares were disclosed as outstanding as of May 31, 2025 as set forth in the 2025 Proxy Statement. On that basis, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of September 10, 2025 represented approximately 18.4% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein and approximately 27.9% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer's outstanding Class A Shares (directly or in the form of ADSs) as of September 10, 2025.

The number of shares beneficially owned assumes the completion of the September 2025 Secondary Sales. The foregoing percentages are based on 1,536,506,711 Class A Shares outstanding, comprising 1,607,430,567 Class A Shares outstanding as of May 31, 2025, less 70,923,856 Class A Shares represented by ADS held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer's share incentive plans, as set forth in the 2025 Proxy Statement.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

The information set forth in Item 5(a) hereof is hereby incorporated by reference into this Item 5(b)
Transactions in the class effected during the past sixty days: As part of STT's review of its investment portfolio on a continuing basis, on September 10, 2025, STT Garnet sold 48,000,000 Class A Shares (in the form of ADSs) at a price of $32.20 per ADS pursuant to Rule 144 under the Securities Act of 1933, as amended. Immediately following the foregoing sales, STT Garnet continues to beneficially retain and own Class A Shares representing not less than 25% of the Issuer's issued and outstanding share capital and there is no change in STT's existing governance rights as a result of the foregoing sales under the Issuer's articles of association. In connection with the foregoing sales, STT Garnet agreed with each broker executing the trades that, for a period of 180 days following the sales, it will not, and will ensure that none of its subsidiaries will, offer, issue, sell or otherwise dispose of (or announce an intention to do so) any Class A Shares or any securities convertible into or exchangeable for or carrying rights to acquire other shares of the Issuer, other than in any off-market transaction or sale to a strategic investor without the prior written consent of the brokers. Except for the foregoing, there have been no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of any of the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement, dated February 19, 2025, among STT, STTC, STT Garnet and Temasek (incorporated by reference to Exhibit 99.1 of Amendment No. 15 to the Schedule 13D filed by the Reporting Persons on February 19, 2025

## Signatures
- Singapore Technologies Telemedia Pte Ltd: /s/ Chan Jen Keet, Chan Jen Keet, Company Secretary (09/10/2025)
- STT Communications Ltd: /s/ Chan Jen Keet, Chan Jen Keet, Company Secretary (09/10/2025)
- STT Garnet Pte. Ltd.: /s/ Chan Jen Keet, Chan Jen Keet, Company Secretary (09/10/2025)
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee, Authorised Signatory (09/10/2025)